

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Michael L. Peterson
Chief Executive Officer
Trio Petroleum Corp.
5401 Business Park, Suite 115
Bakersfield, CA 93309

> **Re: Trio Petroleum Corp.**
> **Registration Statement on Form S-1**
> **Filed November 3, 2023**
> **File No. 333-275313**

Dear Michael L. Peterson:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed November 3, 2023

Market Opportunity
Table 1: Estimated Undeveloped Reserves and Cash Flow, page 3

1. Please revise to include cross-references to the cautionary language that prefaces "Table 1: Estimated Undeveloped Reserves and Cash Flow" as it also appears at page 56, as well as any related risk factors.

Executive and Director Compensation, page 66

2. Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 402(m) of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

Michael L. Peterson
Trio Petroleum Corp.
November 30, 2023
Page 2

<u>General</u>

3. We note that the issuance of common stock, with respect to the shares underlying the Note and the Warrants, is subject to shareholder approval. Please confirm that you will not request acceleration of the effective date of your registration statement until you have obtained shareholder approval such that you will have sufficient authorized shares to conduct the offering.

4. We note you are registering for resale 13,245,309 shares of common stock. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are actually underwriters selling on your behalf. For guidance, please see Question 612.09 of the Division's Securities Act Rules Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott M. Miller